Exhibit 12.1
ENERGY TRANSFER EQUITY, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio amounts)
(unaudited)

Six Months Ended June 30, 2018
Fixed Charges:
Interest expense, net	$976
Capitalized interest	161
Interest charges included in rental expense	6
Total fixed charges	1,143
Earnings:
Income from continuing operations before income tax expense and noncontrolling interest	1,443
Less: equity in earnings of unconsolidated affiliates	171
Total earnings	1,272
Add:
Fixed charges	1,143
Amortization of capitalized interest	10
Distributed income of equity investees	138
Less:
Interest capitalized	(161)
Income available for fixed charges	$2,402

Ratio of earnings to fixed charges	2.10